ATLATSA RESOURCES CORPORATION

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

May 30, 2013, Johannesburg: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX; NYSE MKT; JSE: ATL) announces that further to Atlatsa`s audited consolidated financial statements, Management Discussion and Analysis of financial condition and results of the operations and the Annual Report on Form 20-F, for the year ended December 31, 2013 (the “Annual Report”), published and filed on March 31, 2014, shareholders are advised that the Company’s Annual General and Special Meeting will be held at 16:15 Central African Time (07:15 Pacific Time) on Friday, June 27, 2014 at Atlatsa’s Offices, 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, South Africa, to transact the business as set out in the Notice of the Annual General and Special Meeting, posted to shareholders and filed on May 29, 2014 with the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Annual Report contains no modifications to the aforementioned published and copies of the Annual Report and the Notice of Annual General and Special Meeting, may be obtained on SEDAR at www.sedar.com, on the Company’s website at www.atlatsaresources.co.za or from the offices of Atlatsa in South Africa – 4th Floor, 82 Grayston Drive, Sandton, Johannesburg 2146.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387